

Mail Stop 4561

September 28, 2015

J. Michael Redmond
President and Chief Executive Officer
Parallax Health Sciences, Inc.
1327 Ocean Avenue, Suite M
Santa Monica, CA 90401

>   **Re: Parallax Health Sciences, Inc.**
>   **Form 8-K**
>   **Filed August 19, 2015**
>   **File No. 000-52534**

Dear Mr. Redmond:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Please contact Gabriel Eckstein, Attorney-Advisor, at (202) 551-3286 or me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services